# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zentalis Pharmaceuticals, Inc., CIK 0001725160
CUSIP: 98943L107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10275 SCIENCE CENTER DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 12/30/2025
Amends the filing with accession number 0000902664-22-003160
Filed by CIK 0001410830
Persons authorized to receive notices and communications: Gregory A. Brown, Matrix Capital Management Company LP, 3 Pleasant Street, Suite 400, Portsmouth, New Hampshire (NH), 03801, (603) 956-9145; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Matrix Capital Management Company, LP (CIK 0001410830): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David E. Goel (CIK 0001548144): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Zentalis Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 10275 SCIENCE CENTER DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned on June 3, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by the undersigned with the Securities and Exchange Commission on June 20, 2023 ("Amendment No. 1") and Amendment No. 2 filed by the undersigned with the Securities and Exchange Commission on December 15, 2025 ("Amendment No. 2" and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 amends and restates Item 5. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On December 30, 2025, the Matrix Fund agreed to privately sell 6,459,973 shares of Common Stock to an accredited investor at a price of $1.20 per share (the "Private Sale"). The Private Sale closed on December 31, 2025. Except for the Private Sale, no transactions in the shares of Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 30, 2025.

## Signatures
- Matrix Capital Management Company, LP: /s/ Gregory A. Brown, Gregory A. Brown, General Counsel, Chief Compliance Officer (01/02/2026)
- David E. Goel: /s/ David E. Goel, David E. Goel, Individually (01/02/2026)